Via Facsimile and U.S. Mail
Mail Stop 4720

October 15, 2009

Frank H. Freund
Senior Executive Vice President, Treasurer,
and Chief Financial Officer
American Physicians Capital, Inc.
1301 North Hagadorn Road
East Lansing, MI 48823

     Re: **American Physicians Capital, Inc.**
             Form 10-K for the Year Ended December 31, 2008
             Form 10-Q for the Quarterly Period Ended March 31, 2009
             File No. 000-32057

Dear Mr. Freund:

We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief